14045970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51073

FEB 26 2014

191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pride Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9127 Point Court
(No. and Street)

Fishers (City) Indiana (State) 46038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Reece (317) 564 - 2489
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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3/20/13

OATH OR AFFIRMATION

I, Thomas E. Reece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pride Financial, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas E. Reece
Signature

President
Title

Kyndra Packard
Notary Public

KYNDRA PACKARD
Hendricks County
My Commission Expires
July 19, 2015

NOTARY PUBLIC
NOTARY SEAL
STATE OF INDIANA

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Pride Financial, LLC

Independent Auditors' Report

We have audited the accompanying financial statements of Pride Financial, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, member's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pride Financial, Inc.. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kirkland, Lawrence & Paulman [signature]

Indianapolis, Indiana
February 21, 2014

Pride Financial, LLC

Statement of Financial Condition

Assets		December 31, 2013	December 31, 2012
	Cash and cash equivalents	$ 25,391	$ 12,287
	Accounts receivable	25	25
	Income taxes receivable	15,655	15,655
	Prepaid expenses	18,000	24,000
	Deferred tax asset	794	2,381
	Total Assets	$ 59,865	$ 54,348
	Liabilities and Member's Equity		
Liabilities			
	Accounts payable	$ -	$ 533
Member's Equity			
	Memberships	17,950	17,950
	Retained earnings	41,915	35,865
	Total Member's Equity	59,865	53,815
	Total Liabilities and Member's Equity	$ 59,865	$ 54,348

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Income

	For the Years Ended	
	December 31, 2013	December 31, 2012
Revenues		
Commissions	$ 37720	$ 31,135
Interest	10	22
Total Revenues	37730	31,157
Operating Expenses		
Charitable Contributions	261	550
Office Expense	18,000	18,395
Marketing fees	$ -	$ 3,700
State Licensing Fees	3226	8,826
Professional Fees	8606	7,688
Total operating Expenses	30093	39,159
Net Income (Loss) Before Income Taxes	7637	(8002)
Income Tax (Benefit)	1587	(955)
Net income (Loss)	$ 6050	$ (7,047)

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Member's Equity

	Memberships	Retained Earnings
Balance, January 1, 2012	$ 17,950	$ 42,912
Net income		(7,047)
Balance, December 31, 2012	17,950	35,865
Net income	0	6050
Balance, December 31, 2013	$ 17,950	$ 41915

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Statement of Cash Flows

	For the Years Ended December 31, 2013	For the Years Ended December 31, 2012
Operating Activities		
Net income	6,050	(7,047)
Adjustments to reconcile income to net cash provided by operating assets and liabilities:		
Changes in operating assets and liabilities:		
Deferred taxes	1,587	(955)
Accounts receivable	0	0
Income taxes receivable	0	0
Prepaid expenses	6,000	(6,000)
Accounts payable	(533)	533
Net Cash Provided by (Used in) Operating Activities	13,104	(13,469)
Increase (Decrease) in Cash and Cash Equivalents	13,104	(13,469)
Cash and Cash Equivalents at Beginning of Year	$ 12,287	$ 25,756
Cash and Cash Equivalents at End of year	$ 25,391	$ 12,287

The accompanying notes are an integral part of these financial statements

Pride Financial, LLC

Notes to Financial Statements
December 31, 2013

Note 1 – Significant Accounting Policies

Description of Business
Pride Financial, LLC is a limited-purpose, registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from a marketing allowance that is received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Term of Existence
The latest date on which the Company is to dissolve is January 1, 2050, unless sooner dissolved in accordance with the Indiana Business Flexibility Act or the Company's Operating Agreement.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable
Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2013 and 2012. The Company paid no income taxes to its parent company during 2013 and 2012.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2013

Note 2 – Income Taxes

The Company is included in the consolidated federal income tax return of its parent, Sale Solutions, LLC. Income tax payables and receivables are amounts due to or from the parent company. For book purposed, the Company computes its federal income tax by applying the statutory rates to all its taxable income. Both companies have elected to be taxed as a regular consolidated corporation rather than as a partnership. Tax years prior to 2010 are no longer subject to tax examinations.

An allocation of current and deferred income taxes is as follows:

	2013	2012
Current State	-	-
Current Federal	-	-
Deferred State	520	(448)
Deferred Federal	1,067	(507)
	$1,587	$ (955)

The deferred tax asset consists of a noncurrent timing difference in expensing start-up costs and a net operating loss carry-forward of which $560 is federal deferred tax and $234 is State deferred tax. The loss carry-forward can be used up to 20 years in the future.

Note 3 – Related Party Transactions

One of the shareholders of Market Share, Inc. is also the owner of Sale Solutions, LLC, the 100% owner of the Company. Market Share, Inc. has agreed to pay all fixed expenses and some variable expenses of the Company at a cost of $1,500 per month for 2014. Pride Financial, LLC paid $18,147 and $26,750 to Market Share, Inc. in 2013 and 2012, respectively, for management fees, marketing services and operating expenses. In addition, the Company prepaid Market Share, Inc. $12,000 for fixed and variable expenses in 2013 for 2014.

Note 4 – Concentrations

All of the Company's commission revenues resulted from only two companies. Income from one of these companies accounted for approximately 71.0% of gross revenues in 2013. A new relationship was established for 2013 forward that represented 24.5% of gross revenue in 2013.

Pride Financial, LLC

Notes to Financial Statements
December 31, 2013

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $25,391, which was $20,391 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.0%.

Note 6 – Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(l) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15d3-1

There were no reconciling items between the December 31, 2013 unaudited Focus report and this report.

Pride Financial, LLC
Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2013

Net Capital	
Member's equity	$59,865
Less Non-allowable assets	34,474
Net Capital Before haircuts on security position	25,391
Haircuts on securities	-
Net capital	$25,391
Aggregate Indebtedness	$ -
Net capital required based on aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$5,000
Excess Net Capital	$20,391
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$19,391
Percentage of Aggregate Indebtedness to Net Capital	0.0%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Pride Financial, LLC

In planning and performing our audit of the financial statements of Pride Financial, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses could cause a material misstatement of the financial statements. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 21, 2014

Pride Financial, LLC

Financial Report

December 31, 2013

Certified Public Accountants

Pride Financial, LLC

Financial Report

December 31, 2013